UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Pactera Technology International Ltd.

(Name of Issuer)

Common shares, par value $0.00139482 per share

(Title of Class of Securities)

695255109(1)

(CUSIP Number)

Mr. Loh Tiak Koon

3/F Building 8, Zhongguancun Software Park

Haidian District, Beijing 100193

People’s Republic of China

Telephone: +86 10 8282 5266

With a copy to:

W. Clayton Johnson, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers West (23Fl)

12B Jianguomenwai Avenue

Chaoyang District, Beijing 100022

People’s Republic of China

Telephone: +86 10 5920 1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one common share of the Issuer.

CUSIP No. 695255109	Page 2 of 22 Pages

1.	Names of Reporting Persons Chris Shuning Chen

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,388,665 (See Items 4 and 5)(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,388,665 (See Items 4 and 5)(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,388,665 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 7.34%(3)

14.	Type of Reporting Person IN

(1) Includes 2,658,057 Common Shares (as defined below) held directly or indirectly by Mr. Chris Shuning Chen and 3,730,608 Common Shares held directly or indirectly by the other Reporting Persons (as defined below), in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs (as defined below), (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an investment agreement with Blackstone Capital Partners Singapore (as defined below) and a contribution agreement and a voting agreement with Parent (as defined below) in connection with the transactions contemplated by the Merger Agreement (as defined below) as described in Item 4 below.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(3) Based on a total of 87,041,535 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC (as defined below) on August 19, 2013, (ii) 1,365,228 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,601 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 3 of 22 Pages

1.	Names of Reporting Persons Tiak Koon Loh

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,388,665 (See Items 4 and 5)(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,388,665 (See Items 4 and 5)(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,388,665 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 7.34%(3)

14.	Type of Reporting Person IN

(1) Includes 1,967,389 Common Shares held directly or indirectly by Mr. Tiak Koon Loh and 4,421,276 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes 3,418,680 Common Shares beneficially owned by GGV, which has entered into an investment agreement with Blackstone Capital Partners Singapore and a contribution agreement and a voting agreement with Parent in connection with the transactions contemplated by the Merger Agreement as described in Item 4 below.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(3) Based on a total of 87,041,535 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,365,228 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,601 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 4 of 22 Pages

1.	Names of Reporting Persons David Lifeng Chen

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,388,665 (See Items 4 and 5)(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,388,665 (See Items 4 and 5)(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,388,665 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 7.34%(3)

14.	Type of Reporting Person IN

(1) Includes 332,984 Common Shares held directly or indirectly by Mr. David Lifeng Chen and 6,055,681 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes 3,418,680 Common Shares beneficially owned by GGV, which has entered into an investment agreement with Blackstone Capital Partners Singapore and a contribution agreement and a voting agreement with Parent in connection with the transactions contemplated by the Merger Agreement as described in Item 4 below.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(3) Based on a total of 87,041,535 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,365,228 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,601 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 5 of 22 Pages

1.	Names of Reporting Persons Sidney Xuande Huang

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,388,665 (See Items 4 and 5)(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,388,665 (See Items 4 and 5)(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,388,665 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 7.34%(3)

14.	Type of Reporting Person IN

(1) Includes 144,274 Common Shares held directly or indirectly by Mr. Sidney Xuande Huang and 6,244,391 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes 3,418,680 Common Shares beneficially owned by GGV, which has entered into an investment agreement with Blackstone Capital Partners Singapore and a contribution agreement and a voting agreement with Parent in connection with the transactions contemplated by the Merger Agreement as described in Item 4 below.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(3) Based on a total of 87,041,535 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,365,228 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,601 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 6 of 22 Pages

1.	Names of Reporting Persons Jun Su

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,388,665 (See Items 4 and 5)(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,388,665 (See Items 4 and 5)(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,388,665 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 7.34%(3)

14.	Type of Reporting Person IN

(1) Includes 176,176 Common Shares held directly or indirectly by Mr. Jun Su and 6,212,489 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes 3,418,680 Common Shares beneficially owned by GGV, which has entered into an investment agreement with Blackstone Capital Partners Singapore and a contribution agreement and a voting agreement with Parent in connection with the transactions contemplated by the Merger Agreement as described in Item 4 below.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(3) Based on a total of 87,041,535 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,365,228 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,601 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 7 of 22 Pages

1.	Names of Reporting Persons He Jin

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,388,665 (See Items 4 and 5)(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,388,665 (See Items 4 and 5)(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,388,665 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 7.34%(3)

14.	Type of Reporting Person IN

(1) Includes 42,649 Common Shares held directly or indirectly by Ms. He Jin and 6,346,016 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes 3,418,680 Common Shares beneficially owned by GGV, which has entered into an investment agreement with Blackstone Capital Partners Singapore and a contribution agreement and a voting agreement with Parent in connection with the transactions contemplated by the Merger Agreement as described in Item 4 below.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(3) Based on a total of 87,041,535 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,365,228 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,601 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 8 of 22 Pages

1.	Names of Reporting Persons Chu Tzer Liu

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,388,665 (See Items 4 and 5)(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,388,665 (See Items 4 and 5)(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,388,665 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 7.34%(3)

14.	Type of Reporting Person IN

(1) Includes 713,885 Common Shares held directly or indirectly by Mr. Chu Tzer Liu and 5,674,780 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(3) Excludes 3,418,680 Common Shares beneficially owned by GGV, which has entered into an investment agreement with Blackstone Capital Partners Singapore and a contribution agreement and a voting agreement with Parent in connection with the transactions contemplated by the Merger Agreement as described in Item 4 below.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(3) Based on a total of 87,041,535 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,365,228 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,601 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 9 of 22 Pages

1.	Names of Reporting Persons Jian Wu

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,388,665 (See Items 4 and 5)(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,388,665 (See Items 4 and 5)(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,388,665 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 7.34%(3)

14.	Type of Reporting Person IN

(1) Includes 47,867 Common Shares held directly or indirectly by Mr. Jian Wu and 6,340,798 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes 3,418,680 Common Shares beneficially owned by GGV, which has entered into an investment agreement with Blackstone Capital Partners Singapore and a contribution agreement and a voting agreement with Parent in connection with the transactions contemplated by the Merger Agreement as described in Item 4 below.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(3) Based on a total of 87,041,535 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,365,228 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,601 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 10 of 22 Pages

1.	Names of Reporting Persons Junbo Liu

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,388,665 (See Items 4 and 5)(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,388,665 (See Items 4 and 5)(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,388,665 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 7.34%(3)

14.	Type of Reporting Person IN

(1) Includes 55,361 Common Shares held directly or indirectly by Mr. Junbo Liu and 6,333,304 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes 3,418,680 Common Shares beneficially owned by GGV, which has entered into an investment agreement with Blackstone Capital Partners Singapore and a contribution agreement and a voting agreement with Parent in connection with the transactions contemplated by the Merger Agreement as described in Item 4 below.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(3) Based on a total of 87,041,535 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,365,228 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,601 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 11 of 22 Pages

1.	Names of Reporting Persons Jinsong Li

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,388,665 (See Items 4 and 5)(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,388,665 (See Items 4 and 5)(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,388,665 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 7.34%(3)

14.	Type of Reporting Person IN

(1) Includes 248,345 Common Shares held directly or indirectly by Mr. Jinsong Li and 6,140,320 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes 3,418,680 Common Shares beneficially owned by GGV, which has entered into an investment agreement with Blackstone Capital Partners Singapore and a contribution agreement and a voting agreement with Parent in connection with the transactions contemplated by the Merger Agreement as described in Item 4 below.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(3) Based on a total of 87,041,535 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,365,228 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,601 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 12 of 22 Pages

1.	Names of Reporting Persons Minggang Feng

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO – See Item 3

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,388,665 (See Items 4 and 5)(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,388,665 (See Items 4 and 5)(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,388,665 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 7.34%(3)

14.	Type of Reporting Person IN

(1) Includes 1,678 Common Shares held directly or indirectly by Mr. Minggang Feng and 6,386,987 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes 3,418,680 Common Shares beneficially owned by GGV, which has entered into an investment agreement with Blackstone Capital Partners Singapore and a contribution agreement and a voting agreement with Parent in connection with the transactions contemplated by the Merger Agreement as described in Item 4 below.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(3) Based on a total of 87,041,535 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,365,228 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,601 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 13 of of 22 Pages

Unless otherwise specified, this amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D jointly filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng (collectively, the “Reporting Persons”) with respect to Pactera Technology International Ltd. (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”) on May 29, 2013, as previously amended by Amendment No. 1 filed on September 13, 2013 (the “Original Schedule 13D”).

Item 2.	Identity and Background

The first paragraph in (a) — (c) and (f) of Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This Amendment No. 2 is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act by reason of the Consortium Agreement, the Contribution Agreement, the Voting Agreement and the Merger Agreement (each as defined below) as described in Item 4 below.  Each Reporting Person may be deemed to beneficially own the total of 6,388,665 Common Shares beneficially owned by all the Reporting Persons because they may be deemed to constitute a “group.”  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares directly or indirectly held by the other Reporting Persons, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the other Reporting Persons, and this Amendment No. 2 shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Common Shares directly or indirectly held by the other Reporting Persons or any other person or is a member of a group with the other Reporting Persons or any other person. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Item 4	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Novation Agreement

On October 17, 2013, Mr. Tiak Koon Loh, for and on behalf of the Senior Management Members, Red Pebble Acquisition Co Pte. Ltd., an affiliate of funds managed or advised by Blackstone Singapore Pte. Ltd. or its affiliates (“Red Pebble”), and Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd., a private limited company incorporated in Singapore and also an affiliate of funds managed or advised by Blackstone Singapore Pte. Ltd. or its affiliates (“Blackstone Capital Partners Singapore”), entered into a novation agreement (the “Novation Agreement”), pursuant to which the Consortium Agreement was novated by Red Pebble to Blackstone Capital Partners Singapore and Blackstone Capital Partners Singapore agreed to be bound by and to perform the Consortium Agreement in accordance with the conditions contained therein and assumed all obligations, liabilities and duties of Red Pebble thereunder as if Blackstone Capital Partners Singapore was the original party to the Consortium Agreement.

Merger Agreement

On October 17, 2013, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with BCP (Singapore) VI Cayman Acquisition Co. Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), BCP (Singapore) VI Cayman Financing Co. Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Midco”), and BCP (Singapore) VI Cayman Merger Co. Ltd., an

CUSIP No. 695255109	Page 14 of of 22 Pages

exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”).

The Merger Agreement provides for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Under the terms of the Merger Agreement, upon completion of the Merger, the shareholders of the Company will receive US$7.30 per Common Share or US$7.30 per ADS. The price per Common Share and per ADS represents a premium of 39% over the Company’s closing price of US$5.26 per ADS on May 17, 2013, the last trading day prior to the Company’s announcement on May 20, 2013 that it had received a “going private” proposal from the Consortium, and a premium of 35% to the volume-weighted average closing price of the ADSs during the 30 trading days prior to May 20, 2013.

The Merger is subject to various closing conditions, including a condition that the Merger Agreement be approved by an affirmative vote of shareholders representing two-thirds or more of the Common Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders convened to consider the approval of the Merger Agreement and the transactions contemplated thereby and a condition that the parties obtain antitrust approval for the transactions contemplated by the Merger Agreement.

If the transactions contemplated by the Merger Agreement are consummated, the Company will become a privately-held company beneficially owned by the Consortium and its ADSs will no longer be listed on the Nasdaq Global Select Market.

The Consortium will provide equity financing, and the Financing Banks (as defined below) have agreed as mandated lead arrangers to provide committed debt financing, for the transactions contemplated by the Merger Agreement, each as discussed below in this Item 4.

Contribution Agreement

Concurrently with the execution of the Merger Agreement, the Reporting Persons (other than Sidney Xuande Huang) entered into a contribution agreement with Parent (the “Contribution Agreement”), pursuant to which they agreed that, immediately prior to the closing of the Merger, they as a group will (i) contribute at least 85% of their aggregate Common Shares (the “Rollover Shares”) to Parent in exchange for newly issued shares of Parent, par value $0.01 per share, and (ii) roll over at least 85% of the aggregate number of their restricted shares, restricted share units and options into substituted equity awards of Parent pursuant to the Merger Agreement.

Sidney Xuande Huang is not a party to the Contribution Agreement or Voting Agreement and will not contribute any of his Common Shares or other equity securities of the Company to Parent in connection with the transactions contemplated by the Merger Agreement.  Sidney Xuande Huang remains a party to the Consortium Agreement.

Voting Agreement

Concurrently with the execution of the Merger Agreement, the Reporting Persons (other than Sidney Xuande Huang) entered into a voting agreement (the “Voting Agreement”) with Parent, pursuant to which each of them agreed (i) when a meeting of the shareholders of the Company is held, to appear at such meeting or otherwise cause his or her Common Shares to be counted as present for purposes of calculating a quorum and ensure any vote at such meeting will be a poll vote, (ii) to vote or otherwise cause to be voted at such meeting all of his or her Common Shares (A) in favor of the approval of the Merger Agreement and the transactions contemplated therein and any related action reasonably required in furtherance thereof, (B) against any other acquisition proposal, (C) against any other action, agreement or transaction that is intended, that would reasonably be expected, or the effect of which would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting Agreement or the performance by such

CUSIP No. 695255109	Page 15 of of 22 Pages

Reporting Person of his or her obligations under the Voting Agreement, (D) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Reporting Person contained in the Voting Agreement, (E) in favor of any adjournment or postponement of any shareholders’ meeting as may be requested by Parent and (F) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement, and (iii) to appoint Parent and any other designee of Parent, each of them individually, as his or her irrevocable proxy and attorney-in-fact (with full power of substitution) to vote his or her Common Shares as indicated above.

GGV Agreements

Concurrently with the execution of the Merger Agreement, GGV also entered into a contribution agreement (the “GGV Contribution Agreement”) and a voting agreement (the “GGV Voting Agreement”) with Parent, in substantially the same form as the Contribution Agreement and the Voting Agreement, respectively. GGV also entered into a novation agreement (the “GGV Novation Agreement”), dated as of October 17, 2013, with Red Pebble and Blackstone Capital Partners Singapore, pursuant to which the GGV Investment Agreement was novated by Red Pebble to Blackstone Capital Partners Singapore.

Equity Commitment Letter

Concurrently with the execution of the Merger Agreement, Blackstone Capital Partners (Cayman II) VI L.P. (the “Sponsor”) entered into an equity commitment letter (the “Equity Commitment Letter”) with Parent, pursuant to which the Sponsor committed, on the terms and subject to the conditions set forth therein, to capitalize, or cause the capitalization of, Parent, at or prior to the closing of the Merger, with equity contribution, shareholder loans and/or other instruments of up to an aggregate of $240,000,000, which, to the extent necessary, will be used to fund a portion of the Exchange Fund (as defined under the Merger Agreement) and any other amounts required to be paid by Parent to consummate the Merger pursuant to the Merger Agreement.

Debt Commitment Letter

Concurrently with the execution of the Merger Agreement, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Asia Limited, HSBC Securities (USA) Inc., HSBC Bank USA, N.A., and HSBC Bank (China) Company Limited Beijing Branch (collectively, the “Financing Banks”) issued a debt commitment letter (the “Debt Commitment Letter”), which was accepted and agreed to by Midco, pursuant to which the Financing Banks agreed to arrange and underwrite debt financing in an aggregate amount of up to US$395 million to fund the Transaction, subject to various customary terms and conditions contained in the Debt Commitment Letter.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, the Sponsor entered into a limited guarantee (the “Limited Guarantee”) with the Company, pursuant to which the Sponsor irrevocably and unconditionally guaranteed to the Company, on the terms and subject to the conditions set forth therein, the due and punctual payment when due of the payment obligations of Parent to the Company with respect to (i) the Parent Termination Fee (as defined under the Merger Agreement), pursuant to Section 9.03(c) of the Merger Agreement; (ii) all reasonable and documented out-of- pocket costs incurred by the Company or its subsidiaries in connection with any cooperation with respect to financing, pursuant to Section 7.16(e) of the Merger Agreement; (iii) reasonably documented costs and expenses in connection with any action, pursuant to Section 9.03(e) of the Merger Agreement; and (iv) reasonably documented out-of-pocket fees and expenses incurred by the Company and its Affiliates in connection with the Transaction (as defined under the Merger Agreement), pursuant to Section 9.03(f) of the Merger Agreement, in

CUSIP No. 695255109	Page 16 of of 22 Pages

each case, as and when due (collectively, the “Obligations”). The Sponsor’s aggregate liability under the Limited Guarantee will not exceed an amount equal to the Obligations. The Limited Guarantee will terminate as of the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms by mutual consent of Parent and the Company or under circumstances in which Parent, Midco and Merger Sub would not be obligated to make any payments of the Obligations, (iii) 90 days after the date of termination of the Merger Agreement in accordance with its terms under circumstances in which Parent would be obligated to make any payments of Obligations (subject to certain exceptions set forth therein), (iv) the first anniversary after the date of the Limited Guarantee (subject to certain exceptions set forth therein), and (v) the date the Obligations payable under the Limited Guarantee have been paid in full.

The descriptions of the Novation Agreement, the Merger Agreement, the Contribution Agreement, the Voting Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Limited Guarantee, the GGV Contribution Agreement, the GGV Voting Agreement and the GGV Novation Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Novation Agreement, the Merger Agreement, the Contribution Agreement, the Voting Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Limited Guarantee, the GGV Contribution Agreement, the GGV Voting Agreement and the GGV Novation Agreement, which have been filed as Exhibits 7.14, 7.15, 7.16, 7.17, 7.18, 7.19, 7.20, 7.21, 7.22 and 7.23 respectively, and are incorporated herein by this reference.

Item 5	Interest in Securities of the Issuer

The information contained on each of the cover pages of this Amendment No. 2 and the information set forth or incorporated in Items 2, 3, 4, and 6 of the Original Schedule 13D, as amended by this Amendment No. 2, are hereby incorporated herein by reference.

(a) — (b) of Item 5 of the Original Schedule 13D is hereby amended and restated, and (c) of Item 5 of the Original Schedule 13D is hereby updated, as follows:

(a) — (b)

As of the date hereof, Mr. Chris Shuning Chen beneficially owns, excluding the Common Shares held by the other Reporting Persons, 2,658,057 Common Shares, comprising (i) 75,557 Common Shares, including 74,465 Common Shares issuable within 60 days after the date hereof upon exercise of certain options or pursuant to the terms of certain restricted share units of the Issuer, directly held by Mr. Chris Shuning Chen, (ii) 2,520,000 Common Shares indirectly held by Chris Shuning Chen through Button Software Ltd., and (iii) 62,500 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, indirectly held by Chris Shuning Chen through Tairon Investment Limited, which Common Shares in (i), (ii) and (iii) collectively represent 3.05% of the outstanding Common Shares.  Each of Button Software Ltd. and Tairon Investment Limited, of which Mr. Chris Shuning Chen is the sole director, is indirectly wholly owned by Altivo Trust, of which Credit Suisse Trust Limited is the trustee and Mr. Chris Shuning Chen and his family members are the beneficiaries.  Mr. Chris Shuning Chen has voting and dispositive power over these Common Shares.  In addition, Mr. Chris Shuning Chen holds, directly or indirectly, certain unvested options and restricted share units, representing 582,290 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Tiak Koon Loh beneficially owns, excluding Common Shares held by the other Reporting Persons, 1,967,389 Common Shares, including 1,117,085 restricted Commons Shares and 684,683 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Tiak Koon Loh, which together represent 2.26% of the outstanding Common Shares.  Mr. Tiak Koon Loh has voting and dispositive power over these Common Shares.  In addition, Mr. Tiak Koon Loh holds, directly or indirectly, certain unvested options and restricted share units, representing 715,083 underlying Common Shares that are issuable more than 60 days after the date hereof.

CUSIP No. 695255109	Page 17 of of 22 Pages

As of the date hereof, Mr. David Lifeng Chen beneficially owns, excluding the Common Shares held by the other Reporting Persons, 332,984 Common Shares, comprising (i) 73,584 Common Shares issuable within 60 days after the date hereof upon exercise of certain options or pursuant to the terms of certain restricted share units of the Issuer, directly held by Mr. David Lifeng Chen, and (ii) 259,400 Common Shares represented by ADSs, indirectly held by Mr. David Lifeng Chen through DLCY Chen Family Trust, which Common Shares in (i) and (ii) collectively represent 0.38% of the outstanding Common Shares. DLCY Chen Family Trust is a trust established under the laws of the State of California, of which Mr. David Lifeng Chen and his wife, Ms. Christina Wang, are the joint trustees and Mr. David Lifeng Chen’s family members are the beneficiaries. Mr. David Lifeng Chen has voting and dispositive power over these Common Shares.  In addition, Mr. David Lifeng Chen holds certain unvested options and restricted share units, representing 218,828 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Sidney Xuande Huang beneficially owns, excluding the Common Shares held by the other Reporting Persons, 144,274 Common Shares, including 136,620 Common Shares issuable within 60 days after the date hereof upon exercise of certain options or pursuant to the terms of certain restricted share units of the Issuer held by Mr. Sidney Xuande Huang, which together represent 0.17% of the outstanding Common Shares.  Mr. Sidney Xuande Huang has voting and dispositive power over these Common Shares.  In addition, Mr. Sidney Xuande Huang holds certain unvested restricted share units, representing 122,109 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Jun Su beneficially owns, excluding the Common Shares held by the other Reporting Persons, 176,176 Common Shares, including 78,378 restricted Common Shares and 67,198 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Jun Su, which together represent 0.20% of the outstanding Common Shares.  Mr. Jun Su has voting and dispositive power over these Common Shares.  In addition, Mr. Jun Su holds certain unvested options, representing 31,202 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Ms. He Jin beneficially owns, excluding the Common Shares held by the other Reporting Persons, 42,649 Common Shares, including 30,467 restricted Common Shares and 12,182 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Ms. He Jin, which together represent 0.05% of the outstanding Common Shares.  Ms. He Jin has voting and dispositive power over these Common Shares.  In addition, Ms. He Jin holds certain unvested restricted share units, representing 80,000 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Chu Tzer Liu beneficially owns, excluding the Common Shares held by the other Reporting Persons, 713,885 Common Shares, including 32,630 restricted Common Shares and 27,555 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Chu Tzer Liu, which together represent 0.82% of the outstanding Common Shares.  Mr. Chu Tzer Liu has voting and dispositive power over these Common Shares.  The foregoing excludes 3,658 Common Shares acquired by Mr. Chu Tzer Liu’s wife through open market purchases in 2012.  Mr. Chu Tzer Liu expressly disclaims beneficial ownership of and does not have voting and dispositive power over any such Common Shares.  In addition, Mr. Chu Tzer Liu holds certain unvested options, representing 6,051 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Jian Wu beneficially owns, excluding the Common Shares held by the other Reporting Persons, 47,867 Common Shares, including 33,417 Common Shares issuable within 60 days after the date hereof upon exercise of certain options or pursuant to the terms of certain restricted share units of the Issuer held by Mr. Jian Wu, which together represent 0.05% of the outstanding Common Shares.  Mr. Jian Wu has voting and dispositive power over these Common Shares.  In addition, Mr. Jian Wu holds certain unvested options and restricted share

CUSIP No. 695255109	Page 18 of of 22 Pages

units, representing 87,514 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Junbo Liu beneficially owns, excluding the Common Shares held by the other Reporting Persons, 55,361 Common Shares, including 54,733 Common Shares issuable within 60 days after the date hereof upon exercise of certain options or pursuant to the terms of certain restricted share units of the Issuer held by Mr. Junbo Liu, which together represent 0.06% of the outstanding Common Shares.  Mr. Junbo Liu has voting and dispositive power over these Common Shares.  In addition, Mr. Junbo Liu holds certain unvested options and restricted share units, representing 88,748 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Jinsong Li beneficially owns, excluding the Common Shares held by the other Reporting Persons, 248,345 Common Shares indirectly held by Mr. Jinsong Li through General Merit Asia Limited, including 28,677 restricted Common Shares and 164,892 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, which together represent 0.29% of the outstanding Common Shares.  On June 22, 2013, Mr. Jinsong Li transferred all Common Shares, including restricted Common Shares and Common Shares issuable within 60 days after the date hereof upon exercise of certain options or pursuant to the terms of certain restricted share units of the Issuer, directly held by him to General Merit Asia Limited. General Merit Asia Limited, of which Mr. Jinsong Li is the sole director, is wholly owned by Mr. Jinsong Li.  Mr. Jinsong Li has voting and dispositive power over these Common Shares.  In addition, Mr. Jinsong Li indirectly holds certain unvested restricted share units, representing 40,000 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Minggang Feng beneficially owns, excluding the Common Shares held by the other Reporting Persons, 1,678 restricted Common Shares, which represent less than 0.01% of the outstanding Common Shares.  Mr. Minggang Feng has voting and dispositive power over these Common Shares.  In addition, Mr. Minggang Feng holds certain unvested restricted share units, representing 175,087 underlying Common Shares that are issuable more than 60 days after the date hereof.

Pursuant to Rule 13d-5(b) of the Act, the Reporting Persons may be deemed, by reason of the Consortium Agreement, the Contribution Agreement, the Voting Agreement and the Merger Agreement as described in Item 4 above, to beneficially own the total of 6,388,665 Common Shares beneficially owned by all the Reporting Persons, as a “group” (within the meaning of Rule 13d-5(b) under the Act), which constitute approximately 7.34% of the outstanding Common Shares. This excludes 3,418,680 Common Shares beneficially owned by GGV, which has entered into the GGV Investment Agreement with Blackstone Capital Partners Singapore and the GGV Contribution Agreement and the GGV Voting Agreement with Parent in connection with the transactions contemplated by the Merger Agreement as described in Item 4 above.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.

The above disclosure of percentage information is based on a total of 87,041,535 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,365,228 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,601 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

(c)	On September 1, 2013, the Company granted 20,000 restricted share units to each of David Lifeng Chen, He Jin and Jun Su and 40,000 restricted share units to Minggang Feng.

CUSIP No. 695255109	Page 19 of of 22 Pages

Except as described above in this Item 5(c), none of the Reporting Persons has effected any transactions in the Common Shares of the Issuer during the 60 days preceding the filing of this Amendment No. 2.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information regarding the Novation Agreement, the Merger Agreement, the Contribution Agreement, the Voting Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Limited Guarantee, the GGV Contribution Agreement, the GGV Voting Agreement and the GGV Novation Agreement under Item 4 is incorporated herein by reference in its entirety.

On September 30, 2013, which was the maturity date of the Button VPF, Button Software Ltd. elected physical settlement, under which the 650,000 ADSs were not returned to it.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit 7.01:†	Joint Filing Agreement by and among the Reporting Persons, dated as of May 29, 2013.

Exhibit 7.02:†	Consortium Agreement by and among Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su and Red Pebble Acquisition Co Pte. Ltd., dated as of May 19, 2013.

Exhibit 7.03:†

Proposal Letter from Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su and Red Pebble Acquisition Co Pte. Ltd. to the board of directors of the Issuer, dated as of May 20, 2013.

Exhibit 7.04:†	Joinder Agreement by and among He Jin, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013.

Exhibit 7.05:†	Joinder Agreement by and among Chu Tzer Liu, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013.

Exhibit 7.06:†	Joinder Agreement by and among Jian Wu, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013.

Exhibit 7.07:†	Joinder Agreement by and among Junbo Liu, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013.

Exhibit 7.08:†	Joinder Agreement by and among Jinsong Li, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013.

Exhibit 7.09:†	Joinder Agreement by and among Minggang Feng, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013.

CUSIP No. 695255109	Page 20 of of 22 Pages

Exhibit 7.10:†	The Button VPF, entered into by Button Software Ltd. and Credit Suisse Capital LLC, dated as of September 29, 2010.

Exhibit 7.11:†	Power of Attorney granted by each of the Reporting Persons in favor of Tiak Koon Loh and Sidney Xuande Huang, dated as of May 29, 2013.

Exhibit 7.12:†	GGV Investment Agreement entered into by Red Pebble Acquisition Co Pte. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., dated as of May 27, 2013.

Exhibit 7.13: ††

Binding Proposal Letter from Tiak Koon Loh (for and on behalf of Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng), BCP (Singapore) VI Cayman Acquisition Co. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. to J.P. Morgan Securities (Asia Pacific) Limited, dated as of September 12, 2013.

Exhibit 7.14:

Novation Agreement by and among Mr. Tiak Koon Loh, for and on behalf of the Senior Management Members, Red Pebble Acquisition Co Pte. Ltd., and Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd., dated as of October 17, 2013.

Exhibit 7.15:

Agreement and Plan of Merger by and among Pactera Technology International Ltd., BCP (Singapore) VI Cayman Acquisition Co. Ltd., BCP (Singapore) VI Cayman Financing Co. Ltd., and BCP (Singapore) VI Cayman Merger Co. Ltd., dated as of October 17, 2013.

Exhibit 7.16:

Contribution Agreement by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng, dated as of October 17, 2013.

Exhibit 7.17:

Voting Agreement by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng, dated as of October 17, 2013.

Exhibit 7.18:	Equity Commitment Letter by and between Blackstone Capital Partners (Cayman II) VI L.P. and BCP (Singapore) VI Cayman Acquisition Co. Ltd., dated as of October 17, 2013.

Exhibit 7.19:

Debt Commitment Letter issued by Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Asia Limited, HSBC Securities (USA) Inc., HSBC Bank USA, N.A., and HSBC Bank (China) Company Limited Beijing Branch to BCP (Singapore) VI Cayman Financing Co. Ltd., dated as of October 17, 2013.

Exhibit 7.20:	Limited Guarantee by Blackstone Capital Partners (Cayman II) VI L.P. in favor of Pactera Technology International Ltd., dated as of October 17, 2013.

Exhibit 7.21:	Contribution Agreement by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., dated as of October 17, 2013.

Exhibit 7.22:	Voting Agreement by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., dated as of October 17, 2013.

Exhibit 7.23:

Novation Agreement by and among Granite Global Ventures II L.P., GGV II Entrepreneurs Fund L.P., Red Pebble Acquisition Co Pte. Ltd., and Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd., dated as of October 17, 2013.

†                                         Previously filed on May 29, 2013.

††                                  Previously filed on September 13, 2013.

CUSIP No. 695255109	Page 21 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2013

Chris Shuning Chen

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Tiak Koon Loh

By:	/s/ Tiak Koon Loh
Tiak Koon Loh

David Lifeng Chen

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Sidney Xuande Huang

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Jun Su

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

He Jin

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Chu Tzer Liu

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

CUSIP No. 695255109	Page 22 of 22 Pages

Jian Wu

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Junbo Liu

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Jinsong Li

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Minggang Feng

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact